Exhibit 99.2

ATENTO S.A. ANNUAL AND EXTRAORDINARY MEETINGS FOR HOLDERS AS OF 4/17/17 TO BE HELD ON 5/31/17 Your vote is important. Thank you for voting.
Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 11:59 p.m. ET the night before the meeting or cutoff date.
Vote by Internet: www.proxyvote.com Vote by Phone: 1-800-454-8683 Vote by Mail: Use the envelope enclosed

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	E29019-P93225

Important Notice Regarding the Availability of Proxy Materials for the  Shareholder Meeting. The following materials are available at  www.proxyvote.com:

Notice and Proxy Statement, Letter to Shareholders, Annual Report,  Consolidated Financial Statements and Individual Financial Statements

PLEASE “X” HERE ONLY IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON	☐

Agenda of the Annual General Meeting

The Board of Directors recommends you vote FOR the following:	For	Against	Abstain

1. Approval of the report of the Board of Directors in respect of the individual and consolidated annual accounts of the Company as at December 31, 2016;	☐	☐	☐

2. Approval of the individual annual accounts of the Company as at December 31, 2016;	☐	☐	☐

3. Approval of the consolidated annual accounts of the Company as at December 31, 2016;	☐	☐	☐

4. Allocation of the result of the 2016 financial year;	☐	☐	☐

5. Discharge to the directors of the Company in respect of the 2016 financial year;	☐	☐	☐
6. Ratification of the mandate of the director, David Garner, co-opted by the Board of Directors during the financial year ended December 31, 2016;	☐	☐	☐

7. Renewal of the mandates of Class III directors of the Company:

a. Re-electing Francisco Tosta Valim Filho as Class III director of the Company for a term ending at the Annual General Meeting of Shareholders in 2020;	☐	☐	☐
b. Re-electing Melissa Bethell as Class III director of the Company for a term ending at the Annual General Meeting of Shareholders in 2020; and	☐	☐	☐
c. Re-electing Devin O’Reilly as Class III director of the Company for a term ending at the Annual General Meeting of Shareholders in 2020;	☐	☐	☐

8. Approval of the renewal of the mandate of the independent auditor of the Company;	☐	☐	☐

9.      Approval of fees to members of the Board of Directors, serving as directors of the Company and members of the Company’s committees, in the correspondent aggregate amount for the financial year as at December 31, 2016 and the related power granted to the Board of Directors to allocate such amounts between the directors of the Company.

	☐	☐	☐

Agenda of the Extraordinary General Meeting

The Board of Directors recommends you vote FOR the following:	For	Against	Abstain

E1. Full restatement of the articles of association of the Company without a change to the corporate purpose in order to:	☐	☐	☐

a.      Authorize the Board of Directors to transfer the registered office of the Company within the same municipality or to any other municipality in the Grand Duchy of Luxembourg so as to reflect certain changes to the law of 10 August 1915, as amended on commercial companies;

b. Amend the formalities for convening the general meetings of shareholders so as to reflect certain changes to the law of 10 August 1915, as amended on commercial companies;

c.      Renew the Board of Directors’ authorization to issue ordinary shares within the limit of the authorized share capital during a period of five years and the authorization granted to the Board of Directors to suppress or limit any preferential subscription rights of the existing shareholders for the same period of five years; and

d.      Authorize the Board of Directors to allocate existing shares of the Company without consideration or to issue new shares paid up out of available reserves to certain employees so as to reflect certain changes to the law of 10 August 1915, as amended on commercial companies.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Signature [PLEASE SIGN WITHIN BOX]	Date